

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 15, 2017

Kai Haakon E. Liekefett, Esq.
Vinson & Elkins LLP
666 Fifth Avenue
26th Floor
New York, New York 10103-0040

Re: Magicjack Vocaltec Ltd.
Revised Preliminary Proxy Statement on Schedule 14A
Filed February 9, 2017
File No. 0-27648

Dear Mr. Liekefett:

We have reviewed the filing above, and we have the following additional comments.

<u>General</u>

1.   We note your response to prior comment 1. While we have no further comment at this time, we are unable to agree that the described course of action complies with the requirements of Exchange Act Rule 14a-3(b).

2.   We note your response to prior comment 5. Please note that notwithstanding any contractual obligations that the Company may have with Bank of America, no solicitation may be made by the Company which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier related solicitation which has become false or misleading. Refer to Exchange Act Rule 14a-9. Given Carnegie's solicitation in opposition and the disclosure on pages 7 through 11 discussing Carnegie's offer to acquire the Company, it is not apparent from your response whether the Company considered the applicability of this portion of Rule 14a-9 to the removed disclosure or to the additional detail regarding the outcome of the valuation analysis.

3.   At several locations in the proxy statement, disclosure indicates that if a shareholder votes on any nominees under one of the ballots in Proposal 1, and gives no instructions as to the other alternative ballot; such shareholder will be deemed to have disregarded the alternative ballot. Please clarify why this statement is necessary given the disclosure immediately preceding this statement indicating that if a shareholder votes on any number of nominees under proposal 1.A and also on any number of nominees under Proposal 1.B, the shareholder's votes will not be counted as present and voting under Proposal 1 or in determining election of nominees under either proposal 1.A or 1.B.

Vote Required for Approval, page 12

4.   The last sentence of the first paragraph of this section contains the phrase "voting on each such nominee." It is unclear whether such phrase is intended to add an additional meaning to the sentence. Please advise or revise as necessary.

Employment Agreements and Potential Payments Upon Termination or…, page 36

5.   Refer to the following disclosure on page 37:

> The election of the Carnegie Nominees in Proposal 1.B would constitute a Change of Control under the Vento Agreement, if the extension to the Vento Agreement is approved by the shareholders at the 2016 Meeting. Mr. Vento will be entitled to the Severance Payment (as defined in the Vento Agreement) so long as Mr. Vento executes and delivers to the Company a general release of claims upon terms described in the Vento Agreement.

Similar disclosure is provided with respect to Mr. Gordo. Such disclosure appears to suggest that Messrs. Vento and Gordo will be entitled to automatic severance payments from the Company without also satisfying the condition that such executives were terminated without cause or resigned for good reason. Please revise to clarify accordingly.

*   *   *

        We remind you that the registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please contact me at (202) 551-3444 with any questions.

                                        Sincerely,

                                        /s/ Perry J. Hindin

                                        Perry J. Hindin
                                        Special Counsel
                                        Office of Mergers and Acquisitions